# GRUPO CARSO, S.A. DE C.V.

RECEIVED
2004 DEC 13 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046761

December 7th, 2004

**Securities and Exchange Commission**
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
DEC 20 2004
THOMSON FINANCIAL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the relevant matters of Grupo Carso, S.A. de C.V., related to their associated enterprise Primex, S.A. de C.V.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange of "BMV"), in accordance with Mexican legislation.

Dec 12/20

Sincerely,

| | |
|---|---|
| C.P. Quintín Humberto Botas Hernández | Lic. Alejandro Archundia Becerra |
| Attorney in Fact | Attorney in Fact |

Subject: Associated: Primex, S.A. de C.V.

Grupo Carso, S.A. de C.V. (Carso) and Xignux, S.A. de C.V. (Xignux) by means of its subsidiaries, has reached an agreement, in principle with Grupo Industrial Camesa, S.A. de C.V. (Camesa) to sell Primex, S.A. de C.V. (Primex). It is expected to conclude this sale by the end of this year. Primex, leader in PVC manufacturing, plasticizing agent and plastic compounds, is located at the petrochemical complex of Altamira, Tamaulipas

Primex was established by its partners in order to supply resins and PVC compounds required to manufacture electric wire and cable, business in which both partners participate in a very important way by means of their subsidiaries. Since it was founded, Primex has been able to become a leader in the Mexican market, currently selling a large part of its production to other Mexican companies as well as foreign.

The decision taken by Xignux and Carso to sell Primex is consistent with the strategy adopted by both companies to focus and concentrate in their basic businesses.

Camesa, throughout it subsidiary Mexichem, S.A. de C.V. (Mexichem) produces resins and PVC compounds in addition to chlorine, caustic sosa, and other related products.